

October 5, 2011

Via E-mail
Brian K. Kistler
President, Director
KMRB Acquisition Corp.
8200 Seminole Blvd.
Seminole, Florida 33772

> **Re: KMRB Acquisition Corp.**
> **Form 10-12G**
> **Filed September 13, 2011**
> **File No. 000-54498**

Dear Mr. Kistler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Item 1. Business, page 2

2. Considering your lack of capital and the substantial costs involved, please include more specific discussion related to the efforts you will engage in to locate a target company and how you will fund such efforts. Include similar disclosure in your Management's Discussion and Analysis section. We note your brief disclosure on page nine discussing

> your intention to use Treasury funds and/or loans and investments from stockholders and management to fund the investigation and analysis of potential business combinations.

Form of Acquisition, page 3

3. Please disclose what benefits the company hopes to obtain for its shareholders by merging with a private operating company. For example, clarify whether it is your intention to seek to retain an equity interest in the surviving company, a cash payment in exchange for outstanding shares, or a combination.

Item 1.A. Risk Factors, page 4

Our business is difficult to evaluate because we have no operating business…, page 4

4. Revise to also state your independent auditor has issued a going concern opinion.

We are a development stage company…, page 5

5. Revise to reflect your date of incorporation as August 4, 2011.

Management intends to devote only limited amount of time…, page 5

6. Revise to discuss the conflict Mr. Kistler may have in devoting time and interest between your company and his other business interests.

There is currently no trading market for our common stock…, page 6
There are issues impacting liquidity of our securities…, page 6

7. Please revise your disclosure throughout your registration statement, including in the referenced risk factors, to specifically account for the resale restrictions imposed by Rule 144(i) for one year following the company no longer being considered a shell company.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 9

8. Please clarify your discussion regarding your management's anticipation of likely being able to effect only one business combination due to limited financing and dilution of interest of stockholders. We note your disclosure on page two that you were formed as a vehicle to pursue a business combination, not many. In addition, we note your disclosure on page 10 that this lack of diversification should be considered to be a substantial risk in investing in your company. As a result, include appropriate risk factor disclosure addressing this risk.

9. We note you disclose the perceived benefits of being a reporting company on page 10. However, please describe why you believe your company, a reporting shell with minimal

assets, would be attractive to a private operating company seeking to become public. In other words, explain the perceived benefit for a private operating company in becoming public by merging with you as opposed to filing its own Form 10 registration statement under the Exchange Act. In your explanation, take into account the consideration that such private company would have to provide to you in such a transaction as well as your obligation to file a Form 8-K in connection with such a transaction including Form 10 information regarding the private operating company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Clifford J. Hunt, Esq.